Mail Stop 4561

November 30, 2006

By U.S. Mail and Facsimile to 011-39-011-555-3664

Mr. Bruno Picca
Head of Finance and Administration Department
Sanpaolo IMI S.p.A.
Piazza San Carlo 156
10121 Turin, Italy

> **RE:** **Sanpaolo IMI S.p.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 29, 2006**
> **File No. 001-14870**

Dear Mr. Picca:

We have reviewed your response letter dated October 27, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations by Business Sector for the Two Years Ended December 31, 2005, page 115

1.   You state in your response to comment 1 from our September 25, 2006 letter that you believe RoRAC is useful for investors because it enables them to compare the profitability of each Business Sector in relation to the capital absorbed by such

Business Sector. Please revise future filings to disclose that statement, if true, in this section.

Reconciliation between Audited and Reclassified Income Statements, page 123

2.   We note your response to comment 2 from our September 25, 2006 letter. Please revise the footnotes to the reconciliation in future filings to provide a more clear explanation of the reason each adjustment is made.

3.   Please revise future filings to provide a tabular reconciliation between unadjusted GAAP segment results and reclassified segment results. Please include footnotes to the reconciliation explaining the reason for each adjustment and how the amounts were determined.

Report of Independent Registered Public Accounting Firm, page F-6

4.   We note your response to comment 5 from our September 25, 2006 letter. In future filings, please have your independent public accountants revise their audit opinion to more clearly state that they have responsibility for the "conversion" of the GEST financial statements to EU GAAP.

Section 17 – Insurance Asset and Liabilities

Financial Products Not Included Under Separate Management, page F-32

5.   We note your response to comment 9 from our September 25, 2006 letter. In future filings, please revise to more clearly disclose your accounting policies for financial liabilities measured at fair value and those measured at amortized cost.

C–Securitization and Sales of Asset Transactions

C.1 Securitization Transaction, page F-131

6.   We note your response to comment 18 from our September 25, 2006 letter. In future filings, please revise your disclosure to more clearly state that both Sanpaolo Leasint S.p.A. and Split2 have been consolidated and transactions between these two entities are eliminated in consolidation.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide us with your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief